Shanda Partners with Shanghai Storm to Co-operate Yuyan Online

Shanghai, China – February 25, 2009 - Shanda Interactive Entertainment Limited (NasdaqGS: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced that it has established a strategic cooperation with Shanghai Storm Information Technology, Co., Ltd. (“Shanghai Storm”), a game developer and operator based in China, regarding Yuyan Online, which is Shanghai Storm’s in-house developed 2.5D MMORPG. Pursuant to the strategic cooperation, Shanda Games Limited (“Shanda Games” or “SDG”) will operate Yuyan Online, which Shanghai Storm will also continue to operate. In addition, Shanda Online Holdings Limited (“Shanda Online” or “SDO”) will open its unified platform to support the operation of the game.

“We are pleased to introduce additional games to our unified platform,” said Ms. Judy Wang, chief executive officer of Shanda Online. “Shanda Online aims to provide high-quality, comprehensive and cost-efficient services to our users and partners. We expect to expand such cooperations in wider fields in the future. ”

“The partnership with Shanghai Storm enhances the breadth of cooperation for Shanda Games,” said Ms. Diana Li, chief executive officer of Shanda Games.  “Shanda Games will continue to leverage our profound industry experience, including game operation, in-house development and co-development and investment expertise, to work closely with more partners to expand the global reach of our games, which we believe is important to promote the sustainable and rapid growth of the overall industry.”

“We are confident the cooperation will foster fast growth of all of the companies,” said Mr. William Zhu, Shanghai Storm’s Chairman and chief executive officer. “Shanghai Storm will continue to focus on the product development and technology innovation. Shanda shares its leading resources to the whole industry through various initiatives, which we believe will drive the development of the industry. We look forward to further collaboration with Shanda in the future.”

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future cooperation between Shanda and Shanghai Storm, the growth of Yuyan Online and the development of the online interactive entertainment industry, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the future cooperation between Shanda and Shanghai Storm, the online game industry and Yuyan Online fail to grow as expected, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (NasdaqGS: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and advanced casual online games in China, as well as online chess and board games, an e-sports game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

About Shanghai Storm
Shanghai Storm Information Technology, Co., Ltd. (“Shanghai Storm”) was founded in July 2007. After only one year, it has developed from the small scale of 6 persons to a large corporation of over 300 employees. In early 2009, a new branch has been established in Changzhou, and its comprehensive strength has been improved. Furthermore, the corporation has accomplished diversified series of product in a very short time, extending from one to five games, including the “Yuyan Online” based on the Fone online game engine.
Shanghai Storm has established itself as a unique one within the industry. It has demonstrated its ingenuity by creating an exclusive mode of “Fantastic games are created by players”, that is to aggressively ally those elite players to join into the team of professionals. By directly feedback of market opinions on the quality of games, the corporation has thus gained benefits from the market. Apart from the 2.5 D works of “Yuyan Online”, Shanghai Storm will also launch a variety of independently developed products, as well as the second version of online game engine with independent rights of intellectual property. The types of product will cover web games, recreation game, a horizontal version of the action game, MMOG (Massively Multiplayer Online Games), forming a complete line of product series.

Contact
Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou, IR manager
Vivian Chen, IR manager
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@snda.com

Shanghai Storm Information Technology, Co., Ltd.
Dean Jin, CSO
Phone: +86-21-6447 5625
E-mail: jinfan@shstorm.com